                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 F O R M 11 - K

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 1996
                         ------------------------------------------------------
                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to
                              --------------------  ---------------------------

        Commission file number      0-18815       [Outlook Group Corp.]
                              -------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  OUTLOOK GROUP CORP.  401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             OUTLOOK GROUP CORP.
                             1180 American Drive
                           Neenah, Wisconsin 54956

                              OUTLOOK GROUP CORP.
                              401(k) SAVINGS PLAN

                                    CONTENTS





                                                                      Page
                                                                      ----
Report of Independent Accountants                                       3


Financial Statements

  Statements of Net Assets Available for Plan Benefits,
    December 31, 1996 and 1995                                          4

  Statement of Changes in Net Assets Available for Plan Benefits
    for the year ended December 31, 1996                                5

  Notes to Financial Statements                                       6-11


Supplemental Information

  Item 27(a) - Schedule of Assets Held for Investment Purposes         13

  Item 27(d) - Schedule of Reportable Transactions                     14

Consent of Independent Accountants                                Exhibit A



REPORT OF INDEPENDENT ACCOUNTANTS


Board of Trustees
Outlook Group Corp.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Outlook Group Corp. 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Outlook Group Corp. 401(k) Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.

Milwaukee, Wisconsin
June 20, 1997

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1996 and 1995

                                ASSETS                     1996                1995
                                                      --------------     --------------
Investments:
  Common stock                                        $    423,229       $   1,503,253
  Mutual funds                                           3,333,025           1,312,093
  Investment contracts                                   1,315,660           1,516,984
  Government securities                                      -                  80,966
  Corporate bonds                                            -                  74,123
  Interest-bearing cash                                     63,978             115,779
  Loans to plan participants                                59,840              43,720
                                                      ------------       -------------
                                                         5,195,732           4,646,918

Employer contribution receivable                           132,236             137,058
Employee contributions receivable                            -                  30,761
Other receivables                                           80,851              29,402
                                                      ------------       -------------
      Net assets available for plan benefits          $  5,408,819       $   4,844,139
                                                      ============       =============

The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1996

Additions to net assets attributed to:
  Contributions from employer                                   $    275,078
  Contributions from employees                                       998,665
  Interest and dividend income                                       149,043
  Net appreciation in fair value of investments                      343,816
                                                                ------------
           Total additions                                         1,766,602

Deductions from net assets attributed to:
  Benefits paid to participants                                    1,193,214
  Investment expenses                                                  8,708
                                                                ------------
           Total deductions                                        1,201,922
                                                                ------------

           Increase in net assets available for plan benefits        564,680

Net assets available for plan benefits:
  Beginning of year                                                4,844,139
                                                                ------------
  End of year                                                   $  5,408,819
                                                                ============


The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN:

    The following description of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    A. GENERAL: The Plan is a defined contribution plan covering substantially all employees of Outlook Group Corp. (the "Company") who have completed one year (1,000 hours) of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    B. CONTRIBUTIONS: Each year, participants may make voluntary contributions up to 15 percent of annual compensation, as defined by the Plan, up to a maximum of $9,500 (adjusted annually). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of the non-union participant's and Teamsters Union participant's compensation deferral for participants with five or more years of service. The Company contributes 40 percent of the first 6 percent of the non-union participant's compensation deferral for participants with less than five years of service. In addition, the Company may elect to make additional discretionary contributions.

    C. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and the Company's matching contribution and an allocation of Plan earnings, forfeitures and discretionary contributions. Allocations of Plan earnings are based upon account balances. Discretionary contributions and forfeitures are allocated among participants based on participant compensation for the year.

    D. VESTING: Participants have a non-forfeitable vested right in their voluntary contributions and the Company's matching contributions. If a participant is not 100% vested at the time of distribution, the nonvested portion of their account is forfeited and allocated among the remaining Plan participants. Additional discretionary Company contributions are vested as follows:

                Years of Service        Vesting Percentage
                      1                         0%
                      2                        25%
                      3                        50%
                      4                        75%
                      5                       100%

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.  DESCRIPTION OF THE PLAN, CONTINUED:

    E. INVESTMENT OPTIONS: Plan participants may direct their contributions to any of six investment options.

        Equity Fund: Funds are invested in a mutual fund that seeks to produce income and to provide an opportunity for growth of principal through a portfolio of equity securities that meet the fund's strict eligibility standards.

        Balanced Fund: Funds are invested in a mutual fund that seeks conservation and long-term growth of capital through a broadly diversified portfolio of common stocks, preferred stocks, corporate bonds and U.S. Government securities. The fund will maintain at least 25% of total assets in investment grade securities.

        Fixed Interest Plus Fund: Funds are invested in The General Account of The Principal Mutual Life Insurance Company which guarantees participants a rate of return determined yearly. This fund invests primarily in private placement loans and commercial and residential mortgages.

        New Perspective Fund: Funds are invested in a mutual fund with a primary investment objective of long-term growth of capital with a secondary objective of future income. The fund's assets are invested on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

        Investment Company of America: Funds are invested in a mutual fund which seeks long-term growth of capital and income. The fund primarily invests in common stocks, however, assets may also be held in securities convertible into common stock, straight debt securities, cash or cash equivalents, U.S. Government securities or non-convertible preferred stock.

        Company Stock Fund:  Funds are invested in Outlook Group Corp. stock.

        Participants may borrow from their account balances subject to certain Plan and IRS restrictions. Loans are accounted for in the loan fund.

    F. PARTICIPANT LOANS: Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Terms generally range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 1 percent at the time the note is drafted. Principal and interest is paid ratably through regular payroll deductions.

    G. PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a period not to exceed 10 years. The vested account balances of inactive participants was approximately $1,120,873 and $438,800 at December 31, 1996 and 1995, respectively.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles. The following is a summary of the Plan's significant accounting policies:

    a. INVESTMENTS: Investments of the Plan are based upon quoted market prices, except for its investments in the Fixed Interest Plus Fund which are stated at contract value (Note 2c). Participant loans are valued at the remaining unpaid principal amount of the notes, which approximates fair value.

    b. ESTIMATES: The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    c. INVESTMENT IN FIXED INTEREST PLUS FUND: The Fixed Interest Plus Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Fixed Interest Plus Fund at contract value, which approximates fair value, as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

        The interest rate for the Fixed Interest Plus Fund is redetermined annually based on the provisions of the investment contract. The crediting interest rate was 6.75% and 7.0% at December 31, 1996 and 1995, respectively. The average yield was 6.75% for the year ended December 31, 1996.

    d. CONTRIBUTIONS: Contributions from employees are recorded in the period the Company makes payroll deductions from the Plan participants.

    e.  PAYMENTS OF BENEFITS:  Benefits are recorded when paid.

    f. ADMINISTRATIVE EXPENSES: In 1996 the investment expenses of the Equity, Balanced, Fixed Interest Plus Fund, New Perspective, and Investment Company of America Funds were paid out of the earnings of those funds. All other administrative expenses of the Funds were paid by the Company.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS:
     THE FOLLOWING TABLES SUMMARIZE THE ACTIVITY BY INVESTMENT CATEGORY FOR THE YEAR ENDED DECEMBER 31, 1996:


                                                                   FIXED                     INVESTMENT
                                                                  INTEREST        NEW        COMPANY OF      COMPANY
                                        EQUITY       BALANCED       PLUS       PERSPECTIVE     AMERICA        STOCK
                                       ---------    ----------    ----------   ------------   ---------     -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  CONTRIBUTIONS FROM EMPLOYER          $  32,492   $    24,042   $    80,331   $    48,437   $    68,136   $    21,640
  CONTRIBUTIONS FROM EMPLOYEES           138,664        75,688       260,073       164,901       228,110       131,229
  INTEREST AND DIVIDEND INCOME            16,031        17,091        83,414        13,290        11,377           296

  NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS         168,552        68,652         -           108,292       143,206      (144,886)
  NET TRANSFERS BETWEEN FUNDS            (98,146)          725      (295,884)      140,662       194,972        48,845
                                     -----------   -----------   -----------   -----------   -----------   -----------

             TOTAL ADDITIONS             257,593       186,198       127,934       475,582       645,801        57,124


DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
  BENEFITS PAID TO PARTICIPANTS          181,115       117,372       324,412       131,184       334,788       104,343
  INVESTMENT EXPENSES                      1,681         1,263           744         1,581         2,432         1,007
                                     -----------   -----------   -----------   -----------   -----------   -----------


             TOTAL DEDUCTIONS            182,796       118,635       325,156       132,765       337,220       105,350
                                     -----------   -----------   -----------   -----------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS          74,797        67,563      (197,222)      342,817       308,581       (48,226)


BEGINNING OF YEAR                        776,228       563,271     1,571,085       503,490       899,380       486,965
                                     -----------   -----------   -----------   -----------   -----------   -----------
END OF YEAR                          $   851,025   $   630,834   $ 1,373,863   $   846,307   $ 1,207,961   $   438,739
                                     ===========   ===========   ===========   ===========   ===========   ===========

                                        PARTICIPANT
                                            LOANS               TOTAL
                                        --------------      -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  CONTRIBUTIONS FROM EMPLOYER            $     -           $     275,078
  CONTRIBUTIONS FROM EMPLOYEES                 -                 998,665
  INTEREST AND DIVIDEND INCOME                 7,544             149,043

  NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                -                343,816
  NET TRANSFERS BETWEEN FUNDS                  8,826                -
                                         -----------       -------------
             TOTAL ADDITIONS                  16,370           1,766,602


DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
  BENEFITS PAID TO PARTICIPANTS                -               1,193,214
  INVESTMENT EXPENSES                          -                   8,708
                                         -----------       -------------


             TOTAL DEDUCTIONS                  -               1,201,922

INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS              16,370             564,680


BEGINNING OF YEAR                             43,720           4,844,139
                                         -----------       -------------

END OF YEAR                              $    60,090       $   5,408,819
                                         ===========       =============

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.  INVESTMENTS, CONTINUED:

    THE FOLLOWING TABLE PRESENTS THE FAIR VALUE OF INVESTMENTS AS OF DECEMBER 31, 1996 AND 1995. INVESTMENTS THAT REPRESENT 5 PERCENT OR MORE OF TOTAL PLAN ASSETS ARE SEPARATELY IDENTIFIED.

                                                            DECEMBER 31, 1996                         DECEMBER 31, 1995
                                                     --------------------------------       -------------------------------------
                                                       NUMBER                                 NUMBER
                                                     OF SHARES/                 FAIR        OF SHARES/                    FAIR
                                                      PAR VALUE                VALUE         PAR VALUE                   VALUE
                                                     -----------             ---------      ----------                   -----
   COMMON STOCK:
      OUTLOOK GROUP CORP.                             89,098              $    423,229          73,564            $     459,775
      OTHER COMMON STOCK                                -                         -               -                   1,043,478
                                                                          ------------                            -------------

                                                                               423,229                                1,503,253


   MUTUAL FUNDS:
      AMERICAN BALANCED INCOME FUND                   41,494                   603,938            -                        -
      AMERICAN INVESTMENT COMPANY OF
        AMERICA FUND                                  46,757                 1,132,955          39,089                  844,709
      AMERICAN NEW PERSPECTIVE FUND                   42,771                   777,174          28,534                  467,384
      AMERICAN WASHINGTON FUND                        33,346                   818,958            -                        -
                                                                          ------------                            -------------

                                                                             3,333,025                                1,312,093

   INVESTMENT CONTRACT:

      PRINCIPAL FINANCIAL GROUP FIXED
        INTEREST PLUS FUND                         1,327,984                 1,315,660       1,559,213                1,516,984



   GOVERNMENT SECURITIES                                -                        -              80,000                   80,966




   CORPORATE BONDS                                      -                        -              75,000                   74,123




   INTEREST-BEARING CASH:
      ALLIANCE GOVERNMENT RESERVES                      -                       -               98,497                   98,485
      CASH                                              -                       63,978            -                      17,294
                                                                          ------------                            -------------
                                                                                63,978                                  115,779

   LOANS TO PLAN PARTICIPANTS                           -                       59,840           -                       43,720
                                                                          ------------                            -------------
                                                                          $  5,195,732                            $   4,646,918
                                                                          ============                            =============

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.  INVESTMENTS, CONTINUED:

    The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value for the year ended December 31, 1996 as follows:

                                                 1996
                                             ----------
        Common stock                         $  (145,624)
        Mutual funds                             422,046
                                             -----------
                                             $   276,422
                                             ===========





4.  TAX STATUS:

    The Internal Revenue Service has determined and informed the Company by a letter dated October 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code that provide for tax-exempt status. There have not been any amendments to the Plan subsequent to this determination which may affect the Plan's tax status.



5.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                           SUPPLEMENTARY INFORMATION

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
FORM 5500, ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 1996


  COLUMN A                 COLUMN B                            COLUMN C                  COLUMN D       COLUMN E
                 IDENTITY OF ISSUE, BORROWER,                                                            CURRENT
                    LESSOR OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT           COST           VALUE
----------   --------------------------------      -----------------------------       ------------    -----------
             GOLDMAN SACHS FINANCIAL               INTEREST-BEARING CASH
                 TREASURY OBLIGATION FUND                                             $      63,978    $    63,978


             AMERICAN BALANCED INCOME FUND         MUTUAL FUND
                                                   (41,494 SHARES)                          583,590        603,938

             AMERICAN INVESTMENT COMPANY           MUTUAL FUND
                 OF AMERICA FUND                   (46,757 SHARES)                        1,048,210      1,132,955


             AMERICAN NEW PERSPECTIVE FUND         MUTUAL FUND
                                                   (42,771 SHARES)                          724,740        777,174

             AMERICAN WASHINGTON FUND              MUTUAL FUND
                                                   (33,346 SHARES)                          748,624        818,958


             PRINCIPAL FINANCIAL GROUP FIXED       GROUP ANNUITY CONTRACT
                 INTEREST PLUS FUND                (1,327,984 SHARES)                     1,315,660      1,315,660

            *OUTLOOK GROUP CORPORATE               COMMON STOCK
                 STOCK FUND                        (89,098 SHARES)                           93,781        423,229


             PARTICIPANT LOANS                     VARIOUS PARTICIPANTS AND
                                                   MATURITIES - INTEREST RATES FROM
                                                   6.35% TO 9.5%                                            59,840
                                                                                                       -----------
                                                                                                       $ 5,195,732
                                                                                                       ===========


* PARTY-IN-INTEREST TRANSACTIONS, WHICH ARE EXEMPT FROM PROHIBITED TRANSACTION RULES UNDER SECTION 408(B) OF ERISA


SEE REPORT OF INDEPENDENT ACCOUNTANTS.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
FORM 5500, ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1996





         COLUMN A                   COLUMN B                COLUMN C               COLUMN D            COLUMN G        COLUMN I
-----------------------       --------------------      -----------------    --------------------   -------------    -------------
       IDENTITY OF                                          PURCHASE                SELLING            COST OF        NET GAIN OR
      PARTY INVOLVED          DESCRIPTION OF ASSET            PRICE                  PRICE              ASSET           (LOSS)
-----------------------       --------------------      -----------------    --------------------   -------------    -------------
ASSOCIATED BANK CASH
   INVESTMENT FUND            INTEREST-BEARING CASH     $ 1,659,448  (14)     $ 1,659,448   (13)     $ 1,659,448       $      -

GOLDMAN SACHS FINANCIAL
   TREASURY OBLIGATION
   FUND                       INTEREST-BEARING CASH       2,006,862 (325)       1,943,334  (211)       1,943,334              -

AMERICAN BALANCED INCOME
   FUND                       MUTUAL FUND                   692,731  (20)         111,299   (16)         109,141             2,158

AMERICAN INVESTMENT
   COMPANY OF AMERICA
   FUND                       MUTUAL FUND                   405,777  (22)         310,813   (13)         305,387             5,426

AMERICAN NEW PERSPECTIVE
   FUND                       MUTUAL FUND                   300,182  (20)         114,231   (12)         113,112             1,119


AMERICAN WASHINGTON
   FUND                       MUTUAL FUND                 1,022,309  (22)         284,480   (17)         273,685            10,795

PRINCIPAL FINANCIAL
   GROUP FIXED INTEREST PLUS  GROUP ANNUITY                 320,103  (28)         551,325   (15)         550,218             1,107
   FUND                          CONTRACT

OUTLOOK GROUP CORPORATE
   STOCK FUND                 COMMON STOCK                  103,436  (17)          55,434   (10)           9,095            46,339




(A) THE NUMBERS DISCLOSED IN PARENTHESES ARE THE NUMBER OF TRANSACTIONS IN A SERIES OF TRANSACTIONS. A SINGLE TRANSACTION IS REPORTED AS A PART OF
      A SERIES OF TRANSACTIONS, WHENEVER POSSIBLE.

(B)   COLUMN E, LEASE RENTAL, IS OMITTED AS IT IS NOT APPLICABLE.

(C) COLUMN F, EXPENSE INCURRED WITH TRANSACTION, IS OMITTED, AS THE PRICE REPORTED NET OF COMMISSION OR EXPENSE, IF ANY.

(D) COLUMN H, CURRENT VALUE OF ASSET ON TRANSACTION DATE, IS OMITTED, AS THERE ARE NO DEVIATIONS OF PURCHASE PRICE AND SELLING PRICE FROM THE CURRENT VALUE AT THE TRANSACTION DATE.

      SEE REPORT OF INDEPENDENT ACCOUNTANTS.

                                   EXHIBIT A

                     [Coopers & Lybrand L.L.P. letterhead]


Consent of Independent Accountants

We consent to the incorporation by reference in the registration statement of Outlook Group Corp. on Form S-8 (File No. 33-44491) of our report dated June 20, 1997, on our audits of the financial statements of the Outlook Group Corp. 401(k) Savings Plan as of December 31, 1996 and 1995, and for the year ended December 31, 1996, which report is incorporated by reference in the Annual Report on Form 11-K.

                                                   /s/ Coopers & Lybrand, L.L.P.

Milwaukee, Wisconsin
June 24, 1997

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         OUTLOOK GROUP CORP.
                                           401(K) SAVINGS PLAN



Date:  June 25, 1997                    /s/ James W. Buhl
                                        -------------------------------------
                                        James W. Buhl,
                                          401(k) Savings Plan Committee Member
                                          and Trustee